IGEN Networks Corp.

31772 Casino Drive, Suite C

Lake Elsinore, CA 92530

May 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	IGEN Networks Corp. – Registration Statement on Form S-1, Registration No. 333-261967

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IGEN Networks Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-261967), together with all exhibits thereto, initially filed on January 3, 2022 as subsequently amended (collectively, the “Registration Statement”).

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Neil G. Chan, Chief Executive Officer at the above-mentioned address, facsimile number (888) 516-7590, with a copy to Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC, 601 W. Main Ave., Ste 714, Spokane, WA 99201-0677, facsimile number (509) 624-6441.

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely, IGEN NETWORKS CORP.

/s/ Neil G. Chan
Neil G. Chan Chief Executive Officer